Exhibit 11

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Seismic Capital Company (the “Company”) on Post-Qualification Amendment No. 1 to Form 1-A (File No. 024-11376) of our report, which includes an explanatory paragraph as the Company’s ability to continue as a going concern, dated April 28, 2022 with respect to our audits of the financial statements of Seismic Capital Company as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from July 1, 2020 (inception) through December 31, 2020, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

August 18, 2022